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SECURITI[ES AND EXCHANGE COM]MISSION
Washington, D.C.

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SEC MAIL PROCESSING SECTION RECEIVED JUN 10 2002 WASH, D.C. 155

SEC FILE NUMBER
8- 36731

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2000 [2001] (MM/DD/YY) AND ENDING MARCH 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAR VAR SECURITIES, CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 AIRPORT ROAD
(No. and Street)

LAKEWOOD, NEW JERSEY 08701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH J. VARGA 732-364-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name — *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/25/02 OK-VF 6-19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH VARGA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAR VAR SECURITIES, CORP., as of MARCH 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

NONE

NONE

K Varga

Signature

President

Title

Laura J Planer

Notary Public

LAURA J. PLANER
A Notary Public Of New Jersey
My Commission Expires October 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of Computation of Net Capital.
- x (p) Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and
Board of Directors
Bar-Var Securities Corp.
Lakewood, New Jersey

We have audited the accompanying statement of financial condition of Bar-Var Securities Corp. as of March 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Bar-Var Securities Corp. as of March 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
May 9, 2002

BAR-VAR SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash and Cash Equivalents		$ 16,279
Other Assets		114
Total Assets		$ 16,393

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued Expenses		$ 1,275
Stockholders' Equity:		
Common Stock, No Par Value, Authorized, Issued and Outstanding 2,500 Shares	$ 25,000	
Additional Paid-In Capital	13,366	
Deficit	(23,248)	
Total Stockholders' Equity		15,118
Total Liabilities and Stockholders' Equity		$ 16,393

The accompanying notes are an integral part of the financial statements.

BAR-VAR SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2002

Revenues:	
Revenue From Sale of Investment Company Shares	$ 3,715
Interest	296
Total Revenues	4,011
General and Administrative Expenses	5,324
Net Loss	$(1,313)

The accompanying notes are an integral part of the financial statements.

BAR-VAR SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock	Additional Paid-In Capital	Deficit	Total
Balance – Beginning of Year	$ 25,000	$ 13,366	$ (21,935)	$ 16,431
Net Loss	-	-	(1,313)	(1,313)
Balance – End of Year	$ 25,000	$ 13,366	$ (23,248)	$ 15,118

The accompanying notes are an integral part of the financial statements.

BAR-VAR SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

Cash Flows From Operating Activities:	
Net Loss	$(1,313)
Net Cash Used By Operating Activities	(1,313)
Decrease in Cash and Cash Equivalents	(1,313)
Cash and Cash Equivalents – Beginning of Year	17,592
Cash and Cash Equivalents – End of Year	$ 16,279

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

Bar-Var Securities Corp. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is primarily involved in the sale of investment company shares.

Cash and Cash Equivalents

The Company considers those short-term, highly liquid investments with original maturities of three months or less as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash and cash equivalents and accrued expenses to be reasonable estimates of fair value because of the short maturity of these instruments.

Revenue Recognition

The Company records transactions on a trade date basis.

NOTE 2 - Net Capital Requirements

The Company's Capital Ratio was 8% versus an allowable maximum of 1,500% under the rules of the Securities and Exchange Commission. The Firm's net capital requirement under S.E.C. Rule 15c3-1 was $5,000. The net capital as computed was $15,004 leaving capital in excess of requirements in the amount of $10,004.

NOTE 3 - S Corporation

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under the Internal Revenue Code. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

The Company's fiscal year for tax purposes is December 31.

SCHEDULE I

BAR-VAR SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER S.E.C RULE 15c3-1
AS OF MARCH 31, 2002

CREDIT ITEMS:			
Total Stockholder's Equity			$ 15,118
DEBT ITEMS:			
Other Assets			114
Net Capital			15,004
Less: Minimum Net Capital Requirement			5,000
Remainder: Net Capital in Excess of all Requirements			$ 10,004

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 1,275		
Divided by: Net Capital	$ 15,004	=	8%

BAR-VAR SECURITIES CORP.
RECONCILIATION OF NET CAPITAL (RULE 15c-3-1)
PURSUANT TO RULE 17a-5 (d) (4)
MARCH 31, 2002

	Total Ownership Equity	Deductions and/or Charges	Net Capital	Aggregate Indebtedness	Ratio
Corporation's Computation	$ 16,117	$ 114	$ 16,003	$ 275	2%
Increase in Accrued Expenses	(1,000)	-	(1,000)	1,000	
Rounding	1	-	1	-	
Computation Per Schedule	$ 15,118	$ 114	$ 15,004	$ 1,275	8%

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Officers and Directors of
Bar-Var Securities Corp.
Lakewood, New Jersey

Gentlemen:

In planning and performing our audit of the financial statements of Bar-Var Securities Corp. for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bar-Var Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Bar-Var Securities Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
May 9, 2002